November 18, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas Jones

Re:	L&F Acquisition Corp.
Registration Statement on Form S-1
Filed October 15, 2020, as amended
File No. 333-249497

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of L&F Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on November 18, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 electronic copies of the Preliminary Prospectus are expected to be distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature page follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director